CORRESP

HOME BANCORP, INC.

503 Kaliste Saloom Road

Lafayette, Louisiana 70508

(337) 237-1960

October 18, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Home Bancorp, Inc.

Registration Statement on Form S-4

File No. 333-220829

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Home Bancorp, Inc. (the “Company”) hereby requests that the above captioned Registration Statement be declared effective on Friday, October 20, 2017, at 4:00 p.m., Eastern time, or as soon thereafter as is practicable.

Please contact our counsel, either Hugh Wilkinson or Ken Tabach of Silver, Freedman, Taff & Tiernan LLP at 202-295-4500 should you have any questions with respect to this request and to confirm effectiveness of the Registration Statement.

Very truly yours,

HOME BANCORP, INC.

By:	/s/ John W. Bordelon
John W. Bordelon
President and Chief Executive Officer